April 9, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      ITEC Attractions, Inc.
         File Ref. No. 0-21070

Ladies and Gentlemen:

         We were previously the principal accountants for ITEC Attractions, Inc. and under the date of February 22, 2001, we reported on the financial statements of ITEC Attractions, Inc. as of and for the year ended December 31, 2000. We also served as the principal accountant from January 1, 2001 to April 9, 2001. The Company did not issue, nor were we involved in, any financial statements during the period from January 1, 2001 to April 9, 2001. On April 9, 2001, our appointment as principal accountant was terminated. We have read ITEC Attractions Inc.'s statements included under Item 4 of its Amended Form 8-K dated April 9, 2001, and we agree with such statements.

                                                              Sincerely,



                                                              Tanner + Co.